MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THIRD QUARTER ENDED SEPTEMBER 30, 2014

As of November 10, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the third quarter ended September 30, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.’s and its subsidiaries’ (“Fortuna’s” or the “Company’s”) performance and such factors that may affect its future performance. This MD&A was prepared as of November 10, 2014. It should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013, its unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2014 (“Q3 2014” and “2014”), respectively), and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

Third-Quarter 2014 Highlights

Third-Quarter Financial and Operating Highlights

Net income improved to $7.8 million (three months ended September 30, 2013 (“Q3 2013”): loss $0.3 million), resulting in basic earnings per share of $0.06 (Q3 2013: $nil).

Silver sold increased 74% to 1,836,673 ounces, while the realized silver price decreased 10% to $19.14 per ounce from the same period in the prior year.

Cash flow from operations, before changes in working capital, increased 135% to $17.8 million (Q3 2013: $7.6 million). The increase reflects 54% higher sales over the same period in the prior year.

Cash and cash equivalent and short term investments increased $12.1 million to $72.3 million (Q2 2014: $60.2 million).

Operating cash flow per share, before changes in working capital items, increased to $0.14 (Q3 2013: $0.06) (refer to non-GAAP financial measures).

Sales comprised 63% silver and 19% gold, compared with 65% and 11%, respectively, in the same period a year ago.

Silver production increased 63% to 1,803,827 ounces (Q3 2013: 1,104,914 ounces), and gold production increased 116% to 9,751 ounces (Q3 2013: 4,515 ounces).

Management’s Discussion and Analysis Page - 2

Consolidated all-in sustaining cash cost per payable ounce of silver for Q3 2014 and the nine months ended September 30, 2014, net of by-product credits, was $11.85 and $15.12, respectively, compared with the 2014 annual guidance of $17.14 (refer to non-GAAP financial measures).

For San Jose, all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.12 in Q3 2014 and $12.93 for the nine months ended September 30, 2014 (refer to non-GAAP financial measures), below the annual guidance of $14.43.

For Caylloma, all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.31 in Q3 2014 and $13.96 for the nine months ended September 30, 2014, below the annual guidance (refer to non-GAAP financial measures).

Other Developments

The company has concluded trade-off analysis and is advancing with the feasibility study to expand the San Jose processing plant to 3,000 tpd with a view to a construction decision by year end 2014.

2014 Mineral Reserve and Mineral Resource Estimation

On September 30, 2014, the Company released an updated mineral resource estimate as of June 30, 2014, for the San Jose mine located in Oaxaca, Mexico.

Highlights of Resource and Reserve Update

•

Proven and Probable Reserves total 4.3 Mt containing an estimated 31.2 Moz silver and 243 koz gold, reflecting year-over-year increases of 26% in contained silver ounces and 13% in contained gold ounces relative to the July 4, 2013, reserve and resource estimate (see Fortuna news release dated October 17, 2013).

•

Inferred Resources total 7.1 Mt containing an estimated 58.9 Moz silver and 401 koz gold, reflecting increases of 67% in contained silver ounces and 47% in contained gold ounces relative to the July 4, 2013, reserve and resource estimate.

•

Mineral Reserves include a maiden Probable Reserve of 0.4 Mt at an average grade of 365 g/t for silver and 2.39 g/t for gold in the Trinidad North discovery area.

San Jose Resource and Reserve Update

Mineral Reserves – Proven and Probable					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose Mine, Mexico	Proven	468	223	1.85	3.4	27.8
	Probable	3,835	226	1.74	27.8	214.8
	Proven + Probable	4,303	225	1.75	31.2	242.6

Management’s Discussion and Analysis Page - 3

Mineral Resources – Measured and Indicated					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose Mine, Mexico	Measured	77	84	0.70	0.2	1.7
	Indicated	725	80	0.72	1.9	16.8
	Measured and Indicated	802	80	0.72	2.1	18.5

Mineral Resources – Inferred					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose Mine, Mexico	Inferred	7,127	257	1.75	58.9	400.8

1. Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2. Mineral Resources are exclusive of Mineral Reserves
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose
5. Mineral Resources and Mineral Reserves are estimated and reported as of June 30, 2014

6. Mineral Reserves for San Jose are estimated using a break-even cutoff grade of 128 g/t Ag Eq based on assumed metal prices of $21/oz Ag and $1,260/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au; and projected operating costs for year-end 2014. Mineral Resources are estimated at a Ag Eq cutoff grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) x (($1,260/$21) x (89/89))

7. Totals may not add due to rounding procedures

Corporate and Management Changes

As part of cost cutting measures management has implemented reductions in head count at both corporate and in Peru; including a 20% reduction in corporate head count and a 7% reduction at the Peruvian subsidiary. As a result, the position of vice-president, corporate development has been closed.

On November 10, 2014, the Company appointed a vice-president, project development.

Management’s Discussion and Analysis Page - 4

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS						YEAR TO DATE RESULTS
	Three months ended September 30,						Nine months ended September 30,
	2014			2013			2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	588,727	1,215,100	1,803,827	568,722	536,191	1,104,914	1,657,563	4,971,109	4,971,109	1,561,605	1,609,534	3,171,139
Gold (oz)	399	9,352	9,751	545	3,970	4,515	1,485	24,935	26,420	1,580	12,611	14,191
Lead (000's lbs)	4,213	-	4,213	4,730	-	4,730	12,068	-	12,068	14,010	-	14,010
Zinc (000’s lbs)	7,148	-	7,148	6,468	-	6,468	20,375	-	20,375	18,535	-	18,535
Production cash cost (US$/oz Ag)*	5.86	2.55	3.63	6.70	8.37	7.51	6.80	3.32	4.48	7.43	7.08	7.25

All-in sustaining cash cost (US$/oz Ag)*	13.31	9.12	11.85	17.32	17.07	19.31	13.96	12.93	15.12	21.62	18.81	22.74

* Net of by-product credits

Silver and gold production for Q3 2014 and the nine months ended September 30, 2014 increased over the same periods in the prior year 63% and 116%, and 57% and 86%, respectively, explained largely by the commissioning of the San Jose plant expansion to 1,800 tpd in September 2013 and to 2,000 tpd in April 2014. The Company is on track to exceed its annual guidance for gold and silver production.

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per payable ounce of silver for Q3 2014, net of by-product credits, decreased to $11.85 (Q3 2013: $19.31) as a result of lower sustaining capital and brownfields exploration expenditures and higher payable ounces of silver (refer to non-GAAP financial measures).

All-in sustaining cash cost per payable ounce of silver for the nine months ended September 30, 2014, net of by-product credits, decreased to $15.12 (nine months ended September 30, 2013 (“2013”): $22.74) as a result of lower brownfields exploration expenditures and higher payable ounces of silver operations (refer to non-GAAP financial measures).

All-in sustaining cash cost per payable ounce of silver for Q3 2014 and the nine months ended September 30, 2014 are significantly below the annual guidance.

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

Management’s Discussion and Analysis Page - 5

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	177,112	102,088	495,257	297,829
Average tonnes milled per day	2,015	1,200	1,897	1,141

Silver
Grade (g/t)	239	184	232	189
Recovery (%)	89	89	90	89
Production (oz)	1,215,100	536,191	3,313,546	1,609,534
Gold
Grade (g/t)	1.83	1.37	1.75	1.49
Recovery (%)	90	88	90	88
Production (oz)	9,352	3,970	24,935	12,611
Unit Costs
Production cash cost (US$/oz Ag)*	2.55	8.37	3.32	7.08
Production cash cost (US$/tonne)	61.54	72.09	63.94	75.68
Unit Net Smelter Return (US$/tonne)	168.16	135.75	167.70	167.08
All-in sustaining cash cost (US$/oz Ag)*	9.12	17.07	12.93	18.81

* Net of by-product credits

Silver and gold production for Q3 2014 was 127% and 136%, respectively, above Q3 2013 production. The increases are the result of higher throughput of 73% and of higher head grade for silver and gold of 30% and 34%, respectively.

The San Jose mine and processing plant were successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014), and studies are under way to assess the potential for a further expansion to 3,000 tpd. Production for the nine months ended September 30, 2014 was 3,313,546 ounces of silver and 24,935 ounces of gold, 106% and 98%, respectively, above that in the same period in the prior year. San Jose is on track to exceed annual production guidance of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Cash cost per tonne of processed ore for Q3 2014 was $61.54/t, or 15% below the cost in Q3 2013 due mainly to higher throughput and lower mining and milling costs, and is below the annual guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.12 in Q3 2014 and $12.93 for the nine months ended September 30, 2014 (refer to non-GAAP financial measures), below the annual guidance of $14.43.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $24.1 million for the nine months ended September 30, 2014 and included $3.9 million for mine development, $1.4 million for infill drilling, $4.8 million for brownfields exploration, and $14.0 million for equipment and infrastructure, including $11.6 million for tailings dam expansion.

In light of the significant growth of resources in the nine months ended September 30, 2014 over 2013, the Company has made the decision to advance with engineering studies to address long-term tailings management. The project calls for the implementation of filtered tailings and dry-stack disposal. The project is in the engineering phase, with a construction decision expected before year-end.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 6

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,728	117,111	347,763	342,433
Average tonnes milled per day	1,308	1,301	1,302	1,283

Silver
Grade (g/t)	181	180	175	173
Recovery (%)	86	84	85	82
Production (oz)	588,727	568,722	1,657,563	1,561,605
Gold
Grade (g/t)	0.29	0.34	0.32	0.35
Recovery (%)	36	43	41	41
Production (oz)	399	545	1,485	1,580
Lead
Grade (%)	1.76	1.97	1.70	2.04
Recovery (%)	92	93	92	91
Production (000's lbs)	4,213	4,730	12,068	14,010
Zinc
Grade (%)	3.05	2.84	2.95	2.81
Recovery (%)	90	88	90	87
Production (000's lbs)	7,148	6,468	20,375	18,535
Unit Costs
Production cash cost (US$/oz Ag)*	5.86	6.70	6.80	7.43
Production cash cost (US$/tonne)	91.05	87.07	90.22	91.47
Unit Net Smelter Return (US$/tonne)	156.39	154.18	149.41	166.37
All-in sustaining cash cost (US$/oz Ag)*	13.31	17.32	13.96	21.62

* Net of by-product credits

Silver production for the quarter was 4% above production in the same period a year ago due to higher metallurgical recovery and slightly higher head grade. Zinc production increased 11% as a result of higher head grade and higher metallurgical recoveries. Lead production decreased 11% due to reduced head grade. Caylloma is on track to meet its annual production guidance of 2.0 million ounces of silver.

Cash cost per tonne at Caylloma for Q3 2014 was $91.05 per tonne of processed ore, an increase of 5% from Q3 2013 and 3% above the annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma in Q3 2014 was $13.31 and $13.96 for the nine months ended September 30, 2014, below the annual guidance (refer to non-GAAP financial measures). Management expects to be in line with the annual guidance of $17.01 with the execution of capital expenditures in the fourth quarter of 2014.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $7.3 million for the nine months ended September 30, 2014 and included $3.7 million for mine development, $0.7 million for brownfields exploration, and $2.9 million for equipment and infrastructure, including $0.7 million for tailings dam expansion.

Management’s Discussion and Analysis Page - 7

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended September 30,				Nine months ended September 30,
	2014		2013		2014		2013
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver-Gold
Opening Inventory (t)	0	314	0	273	0	617	0	466
Production (t)	0	5,305	0	2,957	0	14,933	0	8,572
Sales (t)	0	5,435	0	2,798	0	15,351	0	8,606
Adjustment (t)	0	14	0	0	0	-1	0	0
Closing Inventory (t)	0	198	0	433	0	198	0	433
Zinc
Opening Inventory (t)	579	0	347	0	485	0	521	0
Production (t)	6,387	0	5,718	0	18,122	0	16,367	0
Sales (t)	6,574	0	5,698	0	18,245	0	16,541	0
Adjustment (t)	16	0	-12	0	46	0	8	0
Closing Inventory (t)	408	0	355	0	408	0	355	0
Lead-Silver
Opening Inventory (t)	234	0	327	0	208	0	443	0
Production (t)	3,735	0	4,235	0	10,717	0	12,376	0
Sales (t)	3,709	0	4,380	0	10,722	0	12,689	0
Adjustment (t)	26	0	16	0	84	0	67	0
Closing Inventory (t)	287	0	198	0	287	0	198	0

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary Cuzcatlan, was granted an option (the “option”) to acquire a 60% interest (the “interest”) in the Tlacolula silver project (the “property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged annual payments totaling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013; and,

Management’s Discussion and Analysis Page - 8

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As of September 30, 2014, the Company had issued an aggregate of 34,589 common shares, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.

Quarterly Information

The following table provides information for eight fiscal quarters up to September 30, 2014:

	Quarters ended
	Q3 2014	Q2 2013	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Expressed in $000’s, except per share data	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12
Sales	46,384	44,319	45,480	36,377	30,203	30,101	40,713	37,895
Mine operating earnings	16,720	16,277	17,204	10,373	8,140	6,478	16,784	13,264
Operating income (loss)	13,201	7,623	9,273	(8,312)	2,346	(14,669)	11,006	7,976
Net income (loss)	7,824	2,868	4,853	(14,930)	(264)	(10,571)	6,665	8,472
Earnings (loss) per share, basic	0.06	0.02	0.04	(0.12)	0.00	(0.08)	0.05	0.07
Earnings (loss) per share, diluted	0.06	0.02	0.04	(0,12)	0.00	(0.08)	0.05	0.07

Total assets	342,413	330,791	318,349	302,215	311,170	310,291	327,346	316,983
Other liabilities	4,076	5,269	4,076	2,343	2,850	2,282	2,238	2,250

During Q3 2014, sales increased 5%, or $2.1 million, from Q2 2014 as a result of Caylloma and San Jose provisional sales increasing $1.9 million and $3.8 million, respectively, and being offset by negative price and mark-to-market adjustments that increased $1.0 million and $2.1 million, respectively. During Q3 2014, operating income increased 73% to $13.2 million from Q2 2014 as selling, general and administrative expenses decreased $5.1 million, or 60%, to $3.5 million. The decrease in selling, general and administrative expenses is mainly attributed to the positive effect of mark-to-market effects on share-based compensation of $4.1 million over Q2 2014.

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose provisional sales declining $1.9 million, offset by positive adjustments of $0.7 million. San Jose provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver metal and gold prices of 3% and 1%, respectively.

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver metal price of 2%. Mine operating earnings increased 66% from Q4 2013 because of increased sales and the Company’s continuing efforts to contain costs. In Q4 2013, a net loss reflected a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from Mexico’s special mining royalty.

Management’s Discussion and Analysis Page - 9

During Q3 2013, mine operating earnings increased from Q2 2013 in part as a result of the Company’s implementation of efforts to contain costs. As part of the Company’s cost-reduction program, the Company recorded a $0.5 million restructuring charge in Q3 2013 covering 65 positions. In Q2 2013, the Company recorded a non-cash impairment charge, related to Caylloma mine, of $15.0 million before tax and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions that negatively affected operating income.

Third-Quarter 2014 Financial Results

Third-quarter 2014 net income amounted to $7.8 million (Q3 2013: loss $0.3 million), resulting in basic earnings per share of $0.06 (Q3 2013: $nil). The increase was mainly the result of higher silver sold of 74%, and significantly higher margins at the San Jose mine, while the realized silver price decreased 10% to $19.14 per ounce from the same period in the prior year. In addition, net income was positively affected by mark-to-market effects on share-based compensation resulting in a recovery of $0.8 million.

Mine operating earnings increased 105% over Q3 2013, while gross margins (mine operating earnings over sales) increased from 27% to 36%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs at San Jose (down 15%), as well as by higher head grades and metal recovery for silver and gold.

Cash flow from operations, before changes in working capital, increased 135% to $17.8 million (Q3 2013: $7.6 million).

Operating cash flow per share, before changes in working capital items, increased to $0.14 (Q3 2013: $0.06) (refer to non-GAAP financial measures).

Sales for Q3 2014 were $46.4 million (Q3 2013: $30.2 million). Silver and gold ounces sold increased 74% and 141%, respectively, while realized prices for silver and gold decreased 10% and 4%, respectively. Sales at San Jose increased 145% to $28.5 million (Q3 2013: $11.6 million) as a result of higher production. Sales from Caylloma decreased 4% to $17.9 million (Q3 2013: $18.6 million) as a result of lower realized prices for silver.

Sales comprised 63% silver and 19% gold, compared with 65% and 11%, respectively, in the same period in the prior year.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the third quarter consisted of provisional sales of $49.0 million (Q3 2013: $30.7 million); negative price and mark-to-market adjustments of $1.8 million (Q3 2013: positive $1.3 million); and negative assay adjustments of $0.8 million (Q3 2013: negative $1.8 million).

The net realized prices shown below are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

Management’s Discussion and Analysis Page - 10

	QUARTERLY RESULTS
	Three months ended September 30,
	2014			2013
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	18,574,330	30,375,920	48,950,250	18,360,476	12,358,483	30,718,959
Adjustments *	(707,164)	(1,859,408)	(2,566,573)	191,768	(707,430)	(515,661)
Sales	17,867,166	28,516,512	46,383,677	18,552,244	11,651,054	30,203,298

Silver
Provisional Sales (oz)	590,349	1,246,324	1,836,673	579,649	477,931	1,057,580
Realized Price ($/oz)**	19.62	18.91	19.14	21.26	21.12	21.30
Net Realized Price ($/oz)***	17.13	16.94	17.00	18.49	18.99	18.72
Gold
Provisional Sales (oz)	422	9,417	9,838	543	3,545	4,088
Realized Price ($/oz)**	1,288.25	1,265.55	1,266.53	1,327.63	1,320.91	1,318.93
Net Realized Price ($/oz)***	865.83	983.94	978.88	945.09	925.38	928.00
Lead
Provisional Sales (000’s lb)	4,173	-	4,173	4,898	-	4,898
Realized Price ($/lb)**	0.99	-	0.99	0.95	-	0.95
Net Realized Price ($/lb)***	0.73	-	0.73	0.71	-	0.71
Zinc
Provisional Sales (000’s lb)	7,361	-	7,361	6,441	-	6,441
Realized Price ($/lb)**	1.05	-	1.05	0.84	-	0.84
Net Realized Price ($/lb)***	0.69	-	0.69	0.57	-	0.57

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q3 2014 increased 34% to $29.7 million (Q3 2013: $22.1 million), driven by a 22% higher tonnage of concentrate sold. Direct mining costs increased $4.5 million to $21.9 million (Q3 2013: $17.4 million). Depletion and depreciation increased $1.7 million to $6.2 million (Q3 2013: $4.5 million).

Workers’ participation for San Jose increased $1.3 million to $1.0 million (Q3 2013: recovery $0.3 million).

(Refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales.)

	Expressed in $ 000’s
	Three months ended September 30,
	2014			2013
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 10.7	$ 11.2	$ 21.9	$ 10.4	$ 7.0	$ 17.4
Workers’ participation	0.3	1.0	1.3	0.3	(0.3)	-
Depletion and depreciation	1.9	4.3	6.2	2.5	2.0	4.5
Royalty expenses	0.2	0.1	0.3	0.2	-	0.2
	$ 13.1	$ 16.6	$ 29.7	$ 13.4	$ 8.7	$ 22.1

1Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Management’s Discussion and Analysis Page - 11

Selling, general and administrative expenses for Q3 2014 decreased 30%, or $1.5 million, to $3.5 million (Q3 2013: $5.0 million). The main driver for the decrease was the recovery in share-based payments of $2.1 million, mostly related to mark-to-market effects, in particular the decrease in share price, compared to the same period in the prior year.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, and human and organizational development, procurement, and professional service fees. General and administrative expenses for Q3 2014 increased 11% to $4.1 million (Q3 2013: $3.7 million).

	Expressed in $ millions
	Three months ended September 30,
	2014				2013
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.3	$ 0.8	$ 1.0	$ 4.1	$ 2.3	$ 0.7	$ 0.7	$ 3.7
Foreign exchange	(0.4)	0.2	-	(0.2)	-	-	0.1	0.1
Share-based payments	(0.8)	-	-	(0.8)	1.3	-	-	1.3
Workers’ participation	-	0.1	0.3	0.4	-	-	(0.1)	(0.1)
	$ 1.1	$ 1.1	$ 1.3	$ 3.5	$ 3.6	$ 0.7	$ 0.7	$ 5.0

Exploration and evaluation costs for Q3 2014 decreased to $nil (Q3 2013: $0.1 million) as a result of the Company’s reduction in its greenfields exploration program.

	Expressed in $ millions
	Three months ended September 30,
	2014	2013
Salaries, wages, and benefits	$-	$0.1
	$-	$0.1

Restructuring costs for Q3 2014 amounted to $nil (Q3 2013: $0.5 million and pertained to the Company’s cost-reduction program and including all post-employment costs).

Write-off of mineral properties, plant and equipment for Q3 2014 amounted to $nil (Q3 2013: $0.1 million, pertaining to the San Luisito concessions).

Interest income for Q3 2014 amounted to $0.1 million (Q3 2013: $0.1 million).

Interest expense for Q3 2014 amounted to $0.3 million (Q3 2013: $0.2 million).

Income taxes for Q3 2014 increased to $5.1 million (Q3 2013: $2.5 million) mainly due to an increase in taxes in Mexico.  The following table summarizes the details of income taxes by region and component.

Management’s Discussion and Analysis Page - 12

	Expressed in $ millions
	Three months ended September 30,
	2014			2013
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 1.5	$ 4.4	$ 5.9	$ 1.2	$ -	$ 1.2
Deferred income tax	0.3	(1.1)	(0.8)	1.0	0.3	1.3
	$ 1.8	$ 3.3	$ 5.1	$ 2.2	$ 0.3	$ 2.5

Nine-Month 2014 Financial Results

For the nine months ended September 30, 2014, net income was $15.5 million, compared with a loss of $4.2 million for the same period a year ago. Silver sold increased 58% to 5,083,239 ounces, while the realized silver price decreased 21% to $19.72 per ounce from the same period in the prior year. Net income was negatively affected by mark-to-market effects on share-based compensation expense of $5.2 million.

In the nine months ended September 30, 2013, the Company recorded a $15.0 million non-cash impairment charge related to Caylloma that was offset by a $4.8 million deferred tax provision and a non-cash write-off of mineral properties, plant and equipment of $0.5 million related to the San Luisito concessions.

For the nine months ended September 30, 2013, the net loss of $4.2 million was adjusted for the write-off and impairment of mineral properties, property, plant and equipment resulting in an adjusted net income of $6.3 million. (refer to non-GAAP financial measures).

Mine operating earnings increased 60% over the same period in the prior year, while gross margins (mine operating earnings over sales) increased from 31% to 37%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs (16% lower at San Jose and 1% lower at Caylloma) as well as higher head grades and metal recovery for silver and gold.

Cash flow from operations, before changes in working capital, increased 67% to $49.8 million (2013: $29.7 million).

Basic earnings per share were $0.12 (2013: loss $0.03). Operating cash flow per share, before changes in working capital items, increased to $0.39 (2013: $0.24) (refer to non-GAAP financial measures).

Sales for the nine months ended September 30, 2014, were $136.2 million (2013: $101.0 million). Silver and gold ounces sold increased 58% and 90%, respectively, while realized silver and gold prices decreased 21% and 12%, respectively. Sales at San Jose increased 89% to $85.0 million (2013: $45.0 million) as a result of higher production and a reduction of inventories, while sales at Caylloma decreased 9% to $51.2 million (2013: $56.0 million) as a result of lower silver prices.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale.

Management’s Discussion and Analysis Page - 13

Our recorded sales, during the nine months ended September 30, 2014, consisted of provisional sales of $137.6 million (2013: $108.1 million); price and mark-to-market adjustments of $nil (2013: negative $3.3 million); and negative assay adjustments of $1.4 million (2013: negative $3.8 million).

The net realized prices shown below are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

	YEAR TO DATE RESULTS
	Nine months ended September 30,
	2014			2013
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	52,200,378	85,438,316	137,638,694	58,519,928	49,603,393	108,123,321
Adjustments *	(977,642)	(478,015)	(1,455,657)	(2,556,215)	(4,550,148)	(7,106,363)
Sales	51,222,736	84,960,301	136,183,037	55,963,713	45,053,245	101,016,959

Silver
Provisional Sales (oz)	1,665,087	3,418,152	5,083,239	1,614,150	1,603,451	3,217,601
Realized Price ($/oz)**	19.87	19.65	19.72	24.71	24.67	24.82
Net Realized Price ($/oz)***	17.24	17.69	17.54	21.65	22.37	22.01
Gold
Provisional Sales (oz)	1,510	25,478	26,988	1,605	12,592	14,197
Realized Price ($/oz)**	1,299.86	1,281.95	1,282.95	1,457.66	1,453.08	1,461.50
Net Realized Price ($/oz)***	950.72	980.68	979.00	1,067.59	1,090.98	1,088.33
Lead
Provisional Sales (000’s lb)	12,063	-	12,063	14,381	-	14,381
Realized Price ($/lb)**	0.96	-	0.96	0.98	-	0.98
Net Realized Price ($/lb)***	0.72	-	0.72	0.72	-	0.72
Zinc
Provisional Sales (000’s lb)	20,516	-	20,516	18,726	-	18,726
Realized Price ($/lb)**	0.97	-	0.97	0.87	-	0.87
Net Realized Price ($/lb)***	0.65	-	0.65	0.62	-	0.62

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for the nine months ended September 30, 2014, increased 24% to $86.0 million (2013: $69.6 million), driven by a 17% higher tonnage of concentrate sold. Direct mining costs increased $9.3 million to $63.9 million (2013: $54.6 million). Depletion and depreciation increased $3.4 million to $17.2 million (2013: $13.8 million).

Workers’ participation for San Jose increased $3.1 million to $3.1 million (2013: $nil).

(Refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales.)

Management’s Discussion and Analysis Page - 14

	Expressed in $ 000’s
	Nine months ended September 30,
	2014			2013
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 31.2	$ 32.7	$ 63.9	$ 31.9	$ 22.7	$ 54.6
Workers’ participation	0.7	3.1	3.8	0.7	-	0.7
Depletion and depreciation	5.4	11.8	17.2	7.6	6.2	13.8
Royalty expenses	0.7	0.4	1.1	0.5	-	0.5
	$ 38.0	$ 48.0	$ 86.0	$ 40.7	$ 28.9	$ 69.6

1Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Selling, general and administrative expenses for the nine months ended September 30, 2014, increased 23%, or $3.8 million, to $20.0 million (2013: $16.2 million). The main driver for the increase was higher share-based payments of $2.1 million mostly related to mark-to-market effects, in particular the increase in share price, compared to the same period in the prior year.

Also explaining the increase were higher general and administrative expenses of $1.3 million and higher workers’ participation of $0.8 million.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, and human and organizational development, procurement, and professional service fees. General and administrative expenses for the nine months ended September 30, 2014 increased 10% to $14.1 million (2013: $12.8 million).

	Expressed in $ millions
	Nine months ended September 30,
	2014				2013
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 8.7	$ 2.6	$ 2.8	$ 14.1	$ 7.7	$ 2.5	$ 2.6	$ 12.8
Foreign exchange	(0.4)	0.2	-	(0.2)	(0.1)	0.2	0.1	0.2
Share-based payments	5.2	-	-	5.2	3.1	-	-	3.1
Workers’ participation	-	0.1	0.8	0.9	-	0.1	-	0.1
	$ 13.5	$ 2.9	$ 3.6	$ 20.0	$ 10.7	$ 2.8	$ 2.7	$ 16.2

Exploration and evaluation costs for the nine months ended September 30, 2014, decreased to $nil (2013: $0.4 million) as a result of the Company’s reduction in its greenfields exploration program.

	Expressed in $ millions
	Nine months ended September 30,
	2014	2013
Salaries, wages, and benefits	$-	$0.3
	$-	$0.4

Management’s Discussion and Analysis Page - 15

Restructuring costs for the nine months ended September 30, 2014, amounted to $nil (2013: $0.5 million and pertained to the Company’s cost-reduction program and including all post-employment costs).

Write-off of mineral properties, plant and equipment for the nine months ended September 30, 2014, amounted to $nil (2013: $0.5 million, pertaining to the San Luisito concessions).

Impairment of mineral properties, plant and equipment for the nine months ended September 30, 2014, amounted to $nil (2013: $15.0 million, relating to the impairment of Caylloma mine as a result of declining silver prices).

Interest income for the nine months ended September 30, 2014, amounted to $0.2 million (2013: $0.5 million).

Interest expense for the nine months ended September 30, 2014, amounted to $0.8 million (2013: $0.7 million).

Income taxes for the nine months ended September 30, 2014, increased to $13.9 million (2013: $2.7 million) mainly due to the increase in taxes in Mexico and in 2013 income taxes included a $4.8 million tax impact related to the impairment charge of Caylloma.

The following table summarizes the details of income taxes by region and component.

	Expressed in $ millions
	Nine months ended September 30,
	2014			2013
Income taxes	Peru	Mexico	Total	Peru	Mexico	Total
Current income tax	$ 3.4	$ 8.0	$ 11.4	$ 3.3	$ -	$ 3.3
Deferred income tax	0.7	1.8	2.5	(2.8)	2.2	(0.6)
	$ 4.1	$ 9.8	$ 13.9	$ 0.5	$ 2.2	$ 2.7

Non-GAAP Financial Measures

Adjusted net income (non-GAAP financial measure)

	Expressed in $ millions
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
NET (LOSS) INCOME FOR THE PERIOD	$7.8	$(0.3)	$15.5	$(4.2)
Items of note, net of tax:
Write-off of mineral properties	-	0.1	-	0.3
Impairment of mineral properties, plant and equipment	-	-	-	10.2
ADJUSTED NET INCOME (LOSS) FOR THE PERIOD (1)	7.8	(0.2)	15.5	6.3

(1) A non-GAAP financial measure

Management’s Discussion and Analysis Page - 16

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net income (loss) for the period	$7,824	$(264)	$15,545	$(4,170)
Items not involving cash	10,831	8,881	36,585	36,396
	$18,655	$8,617	$52,130	$32,226
Income taxes paid	(929)	(1,152)	(2,527)	(3,022)
Interest expense paid	-	(5)	(4)	(17)
Interest income received	58	109	188	538

Cash generated by operating activities before changes in working capital	$17,784	$7,569	$49,787	$29,725
Divided by
Weighted average number of shares (‘000’s)	127,097	125,637	126,479	125,411

Operating cash flow per share before changes in working capital (1)	$0.14	$0.06	$0.39	$0.24

(1) A non-GAAP financial measure

Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2014 and 2013.

Management’s Discussion and Analysis Page - 17

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2014	YTD Q3 2014	Q3 2013	YTD Q3 2013

Cost of sales [1]	29,664	85,982	22,063	69,615
Add / (Subtract):
Change in concentrate inventory	(383)	(1,136)	171	(1,034)
Depletion and depreciation in concentrate inventory	107	281	(62)	326
Government royalties and mining taxes	(372)	(1,090)	(173)	(531)
Workers participation	(1,322)	(3,772)	48	(725)
Depletion and depreciation	(6,076)	(17,224)	(4,490)	(13,787)
Cash cost (A)	21,618	63,041	17,557	53,864

Cash cost (A)	21,618	63,041	17,557	53,864
Add / (Subtract):
By-product credits	(17,534)	(47,842)	(11,317)	(36,924)
Refining charges	2,150	6,021	1,672	4,985
Cash cost applicable per payable ounce (B)	6,234	21,220	7,912	21,925

Payable ounces of silver production (C)	1,715,469	4,738,129	1,053,028	3,023,946

Cash cost per ounce of payable silver ($/oz) (B/C)	3.63	4.48	7.51	7.25

1 Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 18

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2014	YTD Q3 2014	Q3 2013	YTD Q3 2013

Cost of sales [1]	16,527	47,961	8,660	28,867
Add / (Subtract):
Change in concentrate inventory	(415)	(1,372)	461	(357)
Depletion and depreciation in concentrate inventory	114	330	(111)	230
Government royalties and mining taxes	(131)	(416)	-	-
Workers participation	(1,012)	(3,100)	299	-
Depletion and depreciation	(4,184)	(11,736)	(1,949)	(6,200)
Cash cost (A)	10,899	31,667	7,360	22,540

Total processed ore (tonnes) (B)	177,112	495,257	102,088	297,830

Cash cost per tonne of processed ore ($/t) (A/B)	61.54	63.94	72.09	75.68

Cash cost (A)	10,899	31,667	7,360	22,540
Add / (Subtract):
By-product credits	(9,200)	(24,453)	(3,769)	(13,758)
Refining charges	1,255	3,298	699	2,126
Cash cost applicable per payable ounce ( C)	2,954	10,512	4,290	10,908

Payable ounces of silver production (D)	1,156,178	3,163,444	512,742	1,540,422

Cash cost per ounce of payable silver ($/oz) (C/D)	2.55	3.32	8.37	7.08

Mining cost per tonne	29.30	31.06	33.79	34.66
Milling cost per tonne	15.98	16.80	17.20	18.38
Indirect cost per tonne	9.41	9.64	13.89	15.19
Community relations cost per tonne	1.43	1.15	2.55	2.29
Distribution cost per tonne	5.42	5.29	4.66	5.16
Total production cost per tonne	61.54	63.94	72.09	75.68

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 19

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2014	YTD Q3 2014	Q3 2013	YTD Q3 2013

Cost of sales [1]	13,137	38,021	13,403	40,748
Add / (Subtract):
Change in concentrate inventory	32	236	(290)	(677)
Depletion and depreciation in concentrate inventory	(7)	(49)	49	96
Government royalties and mining taxes	(241)	(674)	(173)	(531)
Workers participation	(310)	(672)	(251)	(725)
Depletion and depreciation	(1,892)	(5,488)	(2,541)	(7,587)
Cash cost (A)	10,719	31,374	10,197	31,324

Total processed ore (tonnes) (B)	117,728	347,763	117,111	342,433

Cash cost per tonne of processed ore ($/t) (A/B)	91.05	90.22	87.07	91.47

Cash cost (A)	10,719	31,374	10,197	31,324
Add / (Subtract):
By-product credits	(8,334)	(23,389)	(7,548)	(23,166)
Refining charges	895	2,723	973	2,859
Cash cost applicable per payable ounce ( C)	3,280	10,708	3,622	11,017

Payable ounces of silver production (D)	559,291	1,574,685	540,286	1,483,524

Cash cost per ounce of payable silver ($/oz) (C/D)	5.86	6.80	6.70	7.43

Mining cost per tonne	43.09	43.38	35.20	39.13
Milling cost per tonne	15.38	15.30	14.43	14.92
Indirect cost per tonne	23.05	22.69	21.80	23.08
Community relations cost per tonne	0.88	0.55	5.99	5.43
Distribution cost per tonne	8.65	8.30	9.65	8.91
Total production cost per tonne	91.05	90.22	87.07	91.47

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 20

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance, and the Company’s ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for the three and nine months ended September 30, 2014 and 2013:

Management’s Discussion and Analysis Page - 21

Consolidated Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2014	YTD Q3 2014	Q3 2013	YTD Q3 2013
Cash cost applicable per payable ounce	6,234	21,220	7,912	21,925
Government royalty and mining tax	372	1,090	173	531
Workers’ participation	1,637	4,692	(81)	843
Selling, general and administrative expenses (operations)	1,755	5,382	1,419	4,748
Adjusted operating cash cost	9,998	32,384	9,423	28,047
Selling, general and administrative expenses (corporate)	2,323	8,718	2,225	7,716
Sustaining capital expenditures[1]	6,053	25,012	6,636	23,974
Brownfields exploration expenditures[1]	1,953	5,525	2,048	9,036
All-in sustaining cash cost	20,327	71,639	20,332	68,773
Non-sustaining capital expenditures[1]	374	858	3,006	7,714
All-in cash cost	20,701	72,497	23,338	76,487
Payable ounces of silver operations	1,715,469	4,738,129	1,053,028	3,023,946
All-in sustaining cash cost per payable ounce of silver	11.85	15.12	19.31	22.74
All-in cash cost per payable ounce of silver	12.07	15.30	22.16	25.29

San Juan Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2014	YTD Q3 2014	Q3 2013	YTD Q3 2013
Cash cost applicable per payable ounce	2,954	10,512	4,290	10,908
Government royalty and mining tax	131	416	-	-
Workers’ participation	1,265	3,875	(374)	-
Selling, general and administrative expenses (operations)	952	2,832	722	2,604
Adjusted operating cash cost	5,302	17,635	4,638	13,512
Sustaining capital expenditures[1]	3,455	18,440	2,646	10,294
Brownfields exploration expenditures[1]	1,791	4,832	1,467	5,174
All-in sustaining cash cost	10,548	40,907	8,751	28,980
Non-sustaining capital expenditures[1]	439	871	3,006	7,714
All-in cash cost	10,987	41,778	11,757	36,694
Payable ounces of silver operations	1,156,178	3,163,444	512,742	1,540,422
All-in sustaining cash cost per payable ounce of silver	9.12	12.93	17.07	18.81
All-in cash cost per payable ounce of silver	9.50	13.21	22.93	23.82

1presented on a cash basis

Management’s Discussion and Analysis Page - 22

Caylloma Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q3 2014	YTD Q3 2014	Q3 2013	YTD Q3 2013
Cash cost applicable per payable ounce	3,280	10,708	3,622	11,017
Government royalty and mining tax	241	674	173	531
Workers’ participation	361	786	293	843
Selling, general and administrative expenses (operations)	803	2,550	697	2,144
Adjusted operating cash cost	4,685	14,718	4,785	14,535
Sustaining capital expenditures[1]	2,598	6,572	3,990	13,680
Brownfields exploration expenditures[1]	162	693	581	3,862
All-in sustaining cash cost	7,445	21,983	9,356	32,077
Non-sustaining capital expenditures[1]	(65)	(13)	-	-
All-in cash cost	7,380	21,970	9,356	32,077
Payable ounces of silver operations	559,291	1,574,685	540,286	1,483,524
All-in sustaining cash cost per payable ounce of silver	13.31	13.96	17.32	21.62
All-in cash cost per payable ounce of silver	13.20	13.95	17.32	21.62

1presented on a cash basis

Liquidity and Capital Resources

Third Quarter 2014 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents as at September 30, 2014, totaled $40.5 million (December 31, 2013:  $31.7 million) and short term investments totaled $31.8 million (December 31, 2013: $17.4 million). The Company’s working capital as at September 30, 2014, totaled $78.5 million (December 31, 2013: $66.4 million).

During the three months ended September 30, 2014, cash and cash equivalents increased $10.2 million (Q3 2013: decreased $12.3 million). The increase was due to net cash provided by operating activities of $19.7 million, net cash used in investing activities of $10.5 million, and net cash provided by financing activities of $1.0 million. Exchange rate changes had a negative $0.3 million impact on cash and cash equivalents. Compared with Q3 2013, the Company’s expenditures on mineral properties, plant and equipment decreased $3.4 million, net purchase of short-term investments decreased $3.0 million, and cash provided by operating activities increased $15.4 million.

During the three months ended September 30, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $17.8 million (Q3 2013: $7.6 million). Net cash provided by operating activities amounted to $19.7 million (Q3 2013: $4.3 million). This includes income taxes paid and interest income paid and received of $0.9 million (Q3 2013: $1.0 million) and changes in non-cash working capital items of $2.0 million (Q3 2013: $3.2 million).

Cash used by the Company in investing activities for the three months ended September 30, 2014, totaled $10.5 million (Q3 2013: $17.3 million) and comprised the following:

Management’s Discussion and Analysis Page - 23

•

$2.6 million (Q3 2013: $5.6 million) in net purchases of short-term investments,

•

$8.4 million (Q3 2013: $11.8 million) in expenditures on mineral properties, plant and equipment, and

•

$0.5 million (Q3 2013: $0.1 million) in net receipts on deposits on long-term assets.

Investing activities included $8.4 million of expenditures on mineral properties, plant and equipment that comprised $3.4 million of plant and equipment, $3.0 million of mine development, and $2.0 million of brownfields exploration.

During the three months ended September 30, 2014, cash provided by financing activities totaled $1.0 million (Q3 2013: $0.6 million) and comprised the repayment of finance lease obligations of $nil (Q3 2013: $0.1 million) and net proceeds on issuance of common shares of $1.0 million (Q3 2013: $0.7 million).

Nine Months 2014 Liquidity and Capital Resources

Working capital for the nine months ended September 30, 2014 increased $12.1 million, to $78.5 million (December 31, 2013: $66.4 million). This reflects the increases in cash and cash equivalents of $8.8 million, short term investments of $14.4 million, accounts receivable and other assets of $4.3 million, and decrease in current portion of other liabilities of $0.4 million.  The increase in working capital was offset by decreases in prepaid expenses of $0.8 million, inventories of $0.6 million, and increases in trade and other payables of $6.3 million, provisions of $0.1 million, and income taxes payable of $8.0 million.

During the nine months ended September 30, 2014, cash and cash equivalents increased $9.1 million (2013: decreased $27.1 million). The increase was due to net cash provided by operating activities of $50.9 million, net cash used in investing activities of $45.2 million, and net cash provided by financing activities of $3.4 million. Exchange rate changes had an impact of $0.3 million on cash and cash equivalents. Compared with 2013, the Company’s expenditures on mineral properties, plant and equipment decreased $19.8 million, net purchases of short-term investments increased $10.2 million, and cash provided by operating activities increased $22.7 million.

During the nine months ended September 30, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $49.8 million (2013: $29.7 million). Net cash provided by operating activities amounted to $50.9 million (2013: $28.2 million). This includes income taxes paid and interest income paid and received of $2.3 million (2013: $2.5 million) and changes in non-cash working capital items of $1.1 million (2013: $1.5 million).

Cash used by the Company in investing activities for the nine months ended September 30, 2014, totaled $45.2 million (2013: $55.6 million) and comprised the following:

•

$14.8 million (2013: $4.6 million) in net purchases of short-term investments,

•

$31.5 million (2013: $51.3 million) in expenditures on mineral properties, plant and equipment, and

•

$1.1 million (2013: $0.3 million) in net receipts on deposits on long-term assets.

Investing activities included $31.5 million of expenditures on mineral properties, plant and equipment that comprised $17.0 million of plant and equipment, $9.0 million of mine development, and $5.5 million of brownfields exploration.

Management’s Discussion and Analysis Page - 24

During the nine months ended September 30, 2014, cash provided by financing activities totaled $3.4 million (2013: provided $0.3 million) and comprised the repayment of finance lease obligations of $0.2 million (2013: $0.4 million) and net proceeds on issuance of common shares of $3.6 million (2013: $0.7 million).

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at September 30, 2014
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$22.2	$-	$-	$-	$22.2
Income tax payable	8.0	-	-	-	8.0
Other liabilities	-	4.1	-	-	4.1
Operating leases	0.7	1.3	0.1	-	2.1
Provisions	0.8	0.9	1.6	11.0	14.3
	$31.7	$6.3	$1.7	$11.0	$50.7

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at September 30, 2014, $7 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes $7 for tailing dam development at the San Jose property.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month and the average monthly charge for 2014 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at September 30, 2014 are as follows:

Management’s Discussion and Analysis Page - 25

Expressed in $’000’s
Expected payments due by period as at September 30, 2014
Less than 1 year		1 - 3 years	4 -5 years	Total
Office premises – Canada	$137	$471	$110	$718
Office premises – Peru	393	680	-	1,073
Office premises – Mexico	14	-	-	14
Total office premises	$544	$1,151	$110	$1,805
Computer equipment – Peru	163	140	-	303
Computer equipment – Mexico	15	-	-	15
Total computer equipment	$178	$140	$-	$318
Total operating leases	$722	$1,291	$110	$2,123

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,204 (2013: $1,204). This bank letter of guarantee expires on December 31, 2014.

Management’s Discussion and Analysis Page - 26

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3 (2013: $3). This bank letter of guarantee expires on December 11, 2014.

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58.  This bank letter of guarantee expires on July 18, 2015.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s		Expressed in $’000’s
	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2014	2013	2014	2013
Salaries and wages [1,2]	$17	$16	$68	$71
Other general and administrative expenses [2]	15	18	92	109
	$32	$34	$160	$180

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

Management’s Discussion and Analysis Page - 27

	Expressed in $’000’s		Expressed in $’000’s
	Three months ended September 30,		Nine month ended September 30,
	2014	2013	2014	2013
Salaries and other short term employee benefits	$765	$626	$3,536	$1,965
Directors fees	89	108	293	303
Consulting fees	41	43	123	132
Share-based payments	(854)	1,150	4,741	2,697
	$41	$1,927	$8,693	$5,097

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	September 30, 2014	December 31, 2013
Owing from a director and officer [3]	$4	$-
Owing from a company with common directors and officers [4]	$37	$-
	$41	$-

3

Owing from a director and officer of the Company related to a payroll advance.

4

Owing from a company with directors and officers in common with the Company at September 30, 2014. As at September 30, 2014, the bill of exchange that guarantees the payment of the sales transaction expired. Subsequently, on October 2014 new bill of exchange was received with a due date of October 31, 2014.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $’000’s
Amounts due to related parties	September 30, 2014	December 31, 2013
Owing to company(ies) with common directors [5]	$10	$20

5 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Management’s Discussion and Analysis Page - 28

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

Management’s Discussion and Analysis Page - 29

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the nine months ended September 30, 2014, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 30

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At September 30, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$40,502	$-	$-	$40,502
Short term investments	31,788	-	-	31,788
Trade receivable from concentrate sales [1]	-	18,669	-	18,669
	$72,290	$18,669	$-	$90,959

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$31,704	$-	$-	$31,704
Short term investments	17,411	-	-	17,411
Trade receivable from concentrate sales [1]	-	9,797	-	9,797
	$49,115	$9,797	$-	$58,912

Management’s Discussion and Analysis Page - 31

ii.

Fair Value of Financial Assets and Liabilities

 Fair Values of Financial Assets and Liabilities

	Expressed in $’000’s
	September 30, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$40,502	$40,502	$31,704	$31,704
Short term investments [1]	31,788	31,788	17,411	17,411
Trade receivable from concentrate sales [2]	18,669	18,669	9,797	9,797
Advances and other receivables	2,051	2,051	3,883	3,883
Due from related parties [1]	41	41	-	-
	$93,051	$93,051	$62,795	$62,795
Financial liabilities
Trade and other payables [1]	$21,021	$21,021	$15,272	$15,272
Due to related parties [1]	10	10	20	20
Other liabilities [3]	742	742	540	544
	$21,773	$21,773	$15,832	$15,836

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 32

	Expressed in ‘000’s
	September 30, 2014				December 31, 2013
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$4,060	S/.	7,548	$76,023	$2,699	S/.	619	$10,994
Short term investments	3,105		-	-	3,286		-	-
Accounts receivable and other assets	302		2,981	9,018	306		7,917	33,818
Deposits on long term assets and long term borrowing costs	142		-	2,063	355		-	-
Trade and other payables	(2,148)		(14,126)	(132,839)	(1,181)		(12,659)	(49,618)
Due to related parties	(11)		-	-	(22)		-	-
Provisions, current	-		(605)	(6,952)	-		(349)	(6,499)
Income tax payable	-		(37)	(105,178)	-		(2,213)	-
Other liabilities	(4,507)		-	(505)	(2,477)		-	(350)
Provisions	-		(19,351)	(66,878)	-		(18,544)	(45,499)
Total	$943	S/.	(23,590)	$(225,248)	$2,966	S/.	(25,229)	$(57,154)
Total US$ equivalent	$845		$(8,157)	$(16,742)	$2,773		$(9,023)	$(4,371)

Based on the above net exposure as at September 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $94 (2013: $308) and a net loss of $2,766 (2013: net loss $1,489).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at September 30, 2014 is as follows:

	Expressed in ‘000’s
	September 30, 2014	December 31, 2013
Cash and cash equivalents	$40,502	$31,704
Short term investments	31,788	17,411
Accounts receivable and other assets	21,389	17,040
Due from related parties	41	-
	$93,720	$66,155

Management’s Discussion and Analysis Page - 33

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

(Refer to Contractual Obligations for the expected payments due as at September 30, 2014.)

Significant Changes, Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and, IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.

The Company has adopted the following amendments, effective July 1, 2014:

IFRS 2 Share-based Payment - Definition of vesting condition (Amendment)

The amendment to IFRS 2 provides the definitions of vesting condition and market condition and adds definitions for performance condition and service condition.  The amendment is effective for transactions with a grant date on or after July 1, 2014.

IFRS 3Business Combinations – Contingent consideration (Amendment)

The amendment to IFRS 3 requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date. The amendment is effective for transactions with acquisition dates on or after July 1, 2014.

The Company has adopted the above amendments which did not have a significant impact on the Company’s Financial Statements.

Management’s Discussion and Analysis Page - 34

New Accounting Standards

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual periods starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Management’s Discussion and Analysis Page - 35

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at November 10, 2014 is 127,483,830 common shares. In addition, 3,998,158 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	108,553	$4.30	January 20, 2015
	20,000	$4.03	February 8, 2015
	1,470,700	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	896,639	$3.38	May 29, 2016
	103,800	$1.55	July 5, 2016
	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	659,382	$4.30	March 23, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
TOTAL OUTSTANDING OPTIONS	3,998,158

Management’s Discussion and Analysis Page - 36

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information form for the year ended December 31, 2013, available at www.sedar.com.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of September 30, 2014, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of September 30, 2014, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Persons

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Management’s Discussion and Analysis Page - 37

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements in this MD&A may include without limitations, statements relating to:

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mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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timing of the completion of construction activities at the Company’s properties and their completion on budget;

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production rates at the Company’s properties;

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cash cost estimates;

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timing to achieve full production capacity at the Company’s properties;

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timing for completion of infrastructure upgrades related to the Company’s properties;

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timing for delivery of materials and equipment for the Company’s properties;

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

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the Company’s planned processing, and estimated major investments for mine development, tailings dam expansion and dry-stack disposal project, the water evaporation control project and brownfields exploration, at the San Jose property in 2014;

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the Company’s intention to complete engineering studies to assess a further expansion to 3,000 tpd at the San Jose property;

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the Company’s planned processing and estimated major investments for mine development, maintenance and energy, tailing dam expansion, and brownfields exploration, at the Caylloma property during 2014;

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management’s belief that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility;

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management’s belief that if the Company needs to access the capital markets for additional financial resources, the Company will be able to do so at prevailing market rates;

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the expected maturities of the Company’s financial liabilities, finance leases and other contractual commitments; and

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management’s expectation that none of the investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will have a material effect on the results of operations or financial conditions of the Company.

Management’s Discussion and Analysis Page - 38

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, gold, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with mineral exploration and project development; the need for additional financing; operational risks associated with mining and mineral processing; uncertainty relating to concentrate treatment charges and transportation costs; uncertainty relating to capital and operating costs, production schedules, and economic returns; uncertainties relating to general economic conditions; the Company’s substantial reliance on the Caylloma and San Jose mines for revenues; risks related to the integration of businesses and assets acquired by the Company; risks associated with entering into commodity forward and option contracts for base metals production; potential conflicts of interest involving the Company’s directors and officers; the risk that monies allotted for land reclamation may not be sufficient; risks associated with potential legal proceedings; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2013 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 39